Via Facsimile and U.S. Mail
Mail Stop 6010

October 12, 2006

Mr. Les M. Taeger
Senior Vice President and Chief Financial Officer
Orthologic Corp.
1275 W. Washington Street
Tempe, AZ 85281

      Re: Orthologic Corp.
           Form 10-K for the year ended December 31, 2005
           Filed on March 13, 2006
           Form 10-Q for the interim period ended June 30, 2006
           File No. 000-21214

Dear Mr. Taeger:

We have completed our review of your Form 10-K and 10-Q and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief